AB 8/27

[redacted]

OD 8/27/13

SECURIT 13014378 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 19 2013
Wash., DC
193

SEC FILE NUMBER
8- 16432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLDS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WEST LIBERTY STREET
(No. and Street)

RENO (City) NEVADA (State) 89501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H.O. LA GATTA (775) 324-2774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM T. MCCALLUM, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 THIRD AVENUE SUITE 2805 (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 8/21/13

OATH OR AFFIRMATION

I, JOHN H.O. LA GATTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLDS SECURITIES CORPORATION, as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANIE G. TURNER
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 08-6455-2 - Expires April 24, 2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLDS SECURITIES CORPORATION

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED JUNE 30, 2013

William T. McCallum, CPA, P.C.

OLDS SECURITIES CORPORATION

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED JUNE 30, 2013

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Olds Securities Corporation

We have audited the accompanying statement of financial condition of Olds Securities Corporation (the Company) as of June 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olds Securities Corporation as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

William T McCallum CPA PC

New York, New York
July 31, 2013

OLDS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 21,375
Other Assets	1
TOTAL CURRENT ASSETS	21,376
TOTAL ASSETS	$ 21,376

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 4,472
TOTAL CURRENT LIABILITIES	4,472
STOCKHOLDER'S EQUITY	
Common stock, $100 par value, authorized 5,000 shares, issued 650 shares	65,000
Additional paid-in capital	122,005
Retained earnings	(170,101)
TOTAL STOCKHOLDER'S EQUITY	16,904
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 21,376

See accompanying notes and accountant's report.

OLDS SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2013

REVENUES	
Fee Income	$ 10,000
TOTAL REVENUES	10,000
EXPENSES	
Postage	29
Professional Fees	16,558
State and Local Taxes	130
Insurance	850
Broker/Dealer Fees	1,932
Filing Fees	600
Miscellaneous	655
TOTAL EXPENSES	20,754
NET LOSS	$ (10,754)

See accompanying notes and accountant's report.

OLDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCE AT JULY 1, 2012	$ 65,000	122,005	(159,347)	$ 27,658
NET LOSS			(10,754)	(10,754)
JUNE 30, 2013	$ 65,000	$ 122,005	$ (170,101)	$ 16,904

See accompanying notes and accountant's report.

OLDS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (10,754)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in Other Assets	(1)
Decrease in Accrued Expenses	(10,033)
NET CASH USED IN OPERATING ACTIVITIES	(20,788)
CASH FLOWS FROM FINANCING ACTIVITIES	
None	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
None	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(20,788)
CASH AT BEGINNING OF YEAR	42,163
CASH AT END OF YEAR	$ 21,375

See accompanying notes and accountant's report.

OLDS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2013

NOTE 1: Organization and Nature of Business

Olds Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2: Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 2013, the Company had a cash balance of $21,375 in a checking account.

NOTE 2: Significant Accounting Policies *(continued)*

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Under the election, any income or loss of the Company is passed through to the individual shareholder.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has assessed the impact of FASB ASC 740, *Income Taxes*, and has determined that no material liability is required to be recorded.

The federal income tax returns of the Company for 2012, 2011 and 2010 are subject to examination by the IRS, generally for three years after they were filed.

NOTE 3: Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

In August of 2004 the Company moved its office to its sole stockholder's office in Reno, Nevada. No rent is payable at the new location.

NOTE 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At June 30, 2013, the Company had net capital of $16,903 which was $11,903 in excess of its required net capital of $5,000. The Company's AI to net capital ratio is 0.26 to 1.

NOTE 5: Subsequent Events

Management has evaluated subsequent events through July 31, 2013, the date on which the financial statements were available to be issued. There are no events to disclose.

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To the Stockholder of
Olds Securities Corporation:

We have audited the financial statements of Olds Securities Corporation as of and for the year ended June 30, 2013, and have issued our report thereon dated July 31, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, and II is fairly stated in all material respects in relation to the financial statements as a whole.

William T McCallum CPA PC

New York, New York
July 31, 2013

SCHEDULE I
OLDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSSION
As of JUNE 30, 2013

CREDITS		
Stockholder's equity	$ 16,904	
TOTAL CREDITS		16,904
DEBITS		
Non-allowable Assets	1	
TOTAL DEBITS		1
NET CAPITAL		16,903
Minimum net capital required - greater of 6 $^{2}/_{3}$% of aggregate indebtedness of $298 or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 11,903
AGGREGATE INDEBTEDNESS		
Accrued Expenses		$ 4,472
Ratio: aggregate indebtedness to net capital		0.26 to 1

Note: There were no material differences between net capital as reported above and net capital as reported in the Company's filed unaudited Form X-17A-5 Part II report as of June 30, 2013.

SCHEDULE II
OLDS SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2013

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Stockholder of
Olds Securities Corporation
Reno, Nevada

In planning and performing our audit of the financial statements of Olds Securities Corporation (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William T McCallum CPA PC

New York, New York
July 31, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Stockholder of
Olds Securities Corporation
50 W Liberty ST, STE 1080
Reno, Nevada

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by CDK Financial Services LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating CDK Financial Services LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CDK Financial Services LLC's management is responsible for the CDK Financial Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

July 31, 2013

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)
As of JUNE 30, 2013

SIPC-7 GENERAL ASSESSMENT	$25.00
AMOUNT DUE WITH FORM SIPC-7	$-0-

SIPC COLLECTION AGENT: SECURITIES INVESTOR PROTECTION CORPORATION

See Independent Accountants' report on applying agreed-upon procedures to the SIPC annual assessment required under SEC Rule 17a-5(e)(4)